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Contacts: Thomas Davies
          Todd Fogarty
          Kekst & Company
          212-593-2655


                                                        FOR IMMEDIATE RELEASE



                      HENKEL EXTENDS LOCTITE TENDER OFFER

        Dusseldorf, Germany, December 23, 1996 -- Henkel KGaA announced today that its subsidiary, HC Investments, had extended its cash tender offer for all outstanding shares of Loctite Corporation common stock until 5:00 p.m., New York City time, on Friday, January 3, 1997, unless extended. As of midnight, New York City time, on Friday, December 20, 1996, the previously scheduled expiration date of the offer, 16,379,946 shares (which, together with shares already owned by HC Investments, constitute approximately 86% of the outstanding Loctite common stock), had been tendered in connection with the offer. The offer remains subject to the conditions previously announced.

        Henkel stated that it had received feedback from a number of stockholders who had expressed a preference for selling in 1997 for their own tax planning purposes. Henkel added that the planned merger of Loctite and a newly formed subsidiary of Henkel in which remaining Loctite shares would be converted into $61 per share in cash could be effected promptly without the necessity for a Loctite stockholder vote if more than 90% of Loctite's outstanding stock are acquired in the offer.


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